China Finance Online Raises Third Quarter 2007 Revenue Guidance and
Initiates Guidance on Non-GAAP Adjusted Earnings
BEIJING, September 25/Xinhua-PRNewswire/— — China Finance Online (NASDAQ: JRJC), a leading Chinese online financial information, data and analytics provider, today updated its revenue guidance for the third quarter ended September 30, 2007.
Due to stronger than expected growth in its core subscription services provided to retail customers, the Company now raises its projected net revenues for third quarter 2007 to be between US$7.1 million and US$7.5 million, compared to the previous guidance of US$6.7 million to US$7.1 million.
In an effort to help investors better understand its financial visibility, starting from third quarter 2007 the Company will initiate guidance on its projected adjusted earnings, a non-GAAP measure that represents net income excluding share-based compensation expenses. The Company has experienced multiple back-to-back quarters of record deferred revenue and cash inflows from its core subscription business, and the Company now expects adjusted earnings in third quarter 2007 to be in the range of US$2.6 million to US$3.0 million.
In fourth quarter 2007 the Company will continue to focus on growing its registered user accounts and fee-based subscribers and furthering enhancements in its telemarketing, technology, and product development capabilities. Backed by record deferred revenue on the balance sheet and continuous improvement in execution capabilities, the Company now expects net revenues and adjusted earnings in the fiscal year of 2008, excluding potential acquisitions, to be US$45 million to US$51 million, and US$19 million to US$23 million, respectively. This guidance reflects the Company’s preliminary view based on current plans, estimates and projections. A number of important factors including, but not limited to, fluctuation in the Chinese stock market could cause the actual results to differ materially from those contained in such guidance.
For further information please contact:
Melissa Zhang
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 58325288
Email: ir@jrj.com
About China Finance Online Co. Limited
China Finance Online Co. Limited specializes in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the company provides individual users with subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.
Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2006, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.